SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

Under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

nStor Technologies, Inc.

(Name of subject company)

nStor Technologies, Inc.

(Name of person filing statement)

Common Stock, $0.05 Par Value

(Title of class of securities)

67018N 10 8

(CUSIP Number of class of securities)

Mr. Jack Jaiven

Interim Chief Financial Officer, Vice President and Treasurer

nStor Technologies, Inc.

6190 Corte Del Cedro

Carlsbad, California 92009

(760) 683-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Donn A. Beloff, Esq.

Brian J. Gavsie, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard

Suite 2000

Fort Lauderdale, Florida 33301

(954) 765-0500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 relates to a pre-commencement communication by nStor Technologies, Inc. (the “Company”). On August 2, 2005, the Company filed a Current Report on Form 8-K (the “Form 8-K”) with the Securities and Exchange Commission disclosing that the Company entered into a definitive merger agreement, among other agreements, on July 27, 2005 with Xyratex Ltd and Normandy Acquisition Corporation, an indirect wholly-owned subsidiary of Xyratex Ltd. The text of the Form 8-K, including all exhibits thereto, are hereby incorporated into this Schedule 14D-9 by reference.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of nStor. nStor stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decisions are made with respect to the offer. nStor stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when they are available and copies of other documents filed by Xyratex and nStor with the SEC at the SEC’s web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by nStor stockholders without cost to them from Xyratex and nStor.